Exhibit 99.1

•	Operational EBIT of NOK 719 million

•	Positive underlying demand in Europe

•	Continued challenging market conditions in Americas

•	A restructuring process of Marine Harvest Chile initiated

•	Quarterly dividend of NOK 1.30 per share

HIGHLIGHTS – SECOND QUARTER 2015

•	Lower operational EBIT due to weaker prices, higher biological costs and lower volumes.
•	Positive underlying demand in Europe, continued challenging market conditions in the Americas.
•	Positive contribution from sales contracts in the quarter.
•	Production cost increased in Europe as a result of challenging biology and higher feed cost.
•	Canada maintained its good cost performance in the quarter, whereas Chile experienced challenging biology.
•	The merger process between Marine Harvest Chile and AquaChile terminated and a restructuring of Marine Harvest Chile has been initiated.
•	Slight improvement for Consumer Products due to better efficiency and improved factory utilization.
•	Good operational performance and results in Feed.
•	Harvest volume somewhat below guidance. Estimated volumes for the second half have been reduced, due to biological issues and low sea water temperatures.
•	Net cash flow per share of NOK 1.18 and underlying earnings per share of NOK 1.10.
•	Return on capital employed (ROCE) 9.6%.
•	Net interest-bearing debt (NIBD) of NOK 7 685 million.
•	A quarterly dividend of NOK 1.30 per share will be paid out to the shareholders as a repayment of paid in capital.

1)	Excluding change in unrealized gains/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provision, income from associated companies, restructuring costs, impairment losses of fixed assets/intangibles and other non-operational items.
2)	Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate – per share.
3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects – per share.
4)	ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period.
5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).
6)	Total including Sterling White Halibut, Feed and Holding Companies.
7)	In the first quarter of 2015 the activities in Chile and the USA were reported as discontinued operations. The Conditional Transaction agreement with AquaChile S.A. was terminated in June, and the Business Units are again reported as continuing operations. The figures from first quarter are restated, ref note 1 to the interim financial statements.

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2014.)

Operational EBIT amounted to NOK 719 million in the quarter (NOK 1 220 million). The contribution from MH Feed was NOK 27 million (NOK -18 million), and from MH Farming NOK 551 million (NOK 1 118 million). MH Sales and Marketing contributed with NOK 129 million (NOK 135 million) from MH Markets and NOK 48 million (NOK 20 million) from MH Consumer Products.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 115 million, which relates to sea lice mitigation costs and extraordinary mortality. Refer to Note 6 to the interim financial statements for further details.

Earnings before financial items and taxes (EBIT) was NOK -58 million (NOK 210 million), after recognized restructuring costs of NOK 127 million and a significant decrease in the fair value for biological assets of NOK 675 million, mainly due to lower biomass in sea and lower prices.

Financial items

Interest expense has decreased due to lower interest rates and amortization.

The negative currency effects of NOK 177 million, is mainly due to the weakening of the NOK.

Other financial items include increase in fair value of financial instruments of NOK 238 million and a reduction of fair value of conversion liability components of convertible bonds of NOK 98 million.

Cash flow and NIBD

Cash flow from operations amounted to NOK 729 million (NOK 1 324 million).

Net Capex was NOK 421 million (NOK 334 million), including gross investments of NOK 180 million in MH Norway. Cash received from other investments include net proceeds from sale of other shares of NOK 263 million.

Quarterly dividend of NOK 585 million was distributed as repayment of paid in capital (NOK 1 953 million).

GUIDING PRINCIPLE	AMBITION	2015 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q2: 9.6 % YTD: 12.0%
Solidity	NIBD target: EUR 950 million Farming NIBD / kg EUR 1.8	Q2: EUR 875 million Farming NIBD / kg EUR 1.6

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

1) MH Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in MH Markets and MH Consumer Products is allocated back to country of origin. The table below and upcoming performance review provide information along this line.

Other entities reported Operational EBIT of NOK -36 million in the quarter (NOK -34 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 30 million in Marine Harvest ASA and Marine Harvest Norway respectively (NOK 15 million).

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other[1]	MH Group
	SOURCES OF ORIGIN							
OPERATIONAL EBIT								
MH FARMING	539	34	15	- 88	52	- 1		551
MH SALES AND MARKETING								
MH Markets	54	32	10	26	0	- 1	7	129
MH Consumer Products	34	2	0	0	1	0	11	48
SUBTOTAL	**627**	**67**	**25**	**- 61**	**53**	**- 1**	**18**	**728**
MH Feed							27	27
Other entities [2]							-36	- 36
TOTAL	**627**	**67**	**25**	**- 61**	**53**	**- 1**	**9**	**719**
Harvest volume (GWT salmon)	64 036	12 351	11 583	13 240	2 948	0		104 158
Operational EBIT per kg (NOK) [3] - total Group	9.80	5.44	2.12	-4.64	18.06	na		6.90
- of which MH Markets	0.85	2.57	0.83	1.98	-0.03	na		1.24
- of which MH Consumer Products	0.54	0.15	0.00	0.00	0.33	na		0.46
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	103%	120%	100%	111%	na	na		106%
Contract coverage (%)	33%	45%	0%	17%	90%	na		31%
Quality - superior share (%)	90%	96%	91%	90%	94%	na		91%
Exceptional items included in Operational EBIT	-135	-3	-3	26	0	0		-115
Exceptional items per kg (NOK)	-2.10	-0.27	-0.28	1.99	0.00	0.00		-1.10
GUIDANCE								
Q3 2015 harvest volume (GWT)	56 000	16 000	9 000	19 000	3 000	0		103 000
2015 harvest volume (GWT)	257 000	52 000	42 000	67 000	10 000	2 000		430 000
Q3 2015 contract share (%)	38%	28%	0%	9%	91%	0%		30%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin

[2] Sterling White Halibut, Headquarter and Holding companies

[3] Including Sterling White Halibut, MH Feed, Headquarter and Holding companies

[4] MH Sales and Marketing price achievement

MARKET OVERVIEW

Industry

The underlying demand was relatively good in Europe in the second quarter. Prices were resilient despite being impacted by a lack of Easter sales compared to the same period of 2014, adverse currency movements and a lack of Russian demand. In the US prices were weak due to slow demand, unfavorable currency in Brazil and substantial supply increase from Canada.

Global harvest of Atlantic salmon amounted to 495 000 tons in the second quarter, an increase of approximately 1% compared to the same quarter in 2014.

Volumes from Norway increased by 1% compared to the second quarter of 2014. The biomass had been reduced going into the second quarter, and combined with contained seawater growth in the quarter, the growth in harvest volume was limited. Scotland was down by 10% compared to the same quarter last year as the industry was still suffering from biological issues experienced in the second half of 2014. The Faroes continues to be affected by a variable harvesting pattern.

Volumes from Chile decreased by 3% compared to the second quarter of 2014. The biological challenges for the region remain. The strong supply growth of 42% from North America was due to planned ramp-up following a period of biological challenges.

The year-over-year impact of significant currency fluctuations continued in the period. In the market currency (EUR/USD), prices in Europe were down by 8% compared to the second quarter of 2014. Salmon prices in USD terms by dropped 28% in Miami and by 34% in Seattle. The weakening of the NOK caused prices to drop less in Marine Harvest’s reporting currency.

Total global consumption was flat in the second quarter compared with the same period in 2014.

Consumption in the EU grew by 5% in the quarter. The EU market demonstrated stable, good demand adjusted for Easter sales which fuelled sales in the first quarter of 2015 vs in the second quarter of 2014. The strengthening of the NOK vs EUR during the quarter and lack of Russian demand also contributed to market headwinds. Consumption in Russia declined by 16% compared to the second quarter of 2014 and these volumes continue to be redirected to Europe.

Consumption in the US increased by 11% compared to the second quarter of 2014. Consumption was, however, weak considering the low salmon prices. Declining comparable protein prices have contributed to the weak salmon consumption to some extent. Sticky retail prices are however on their way down and should support demand for salmon in the near term. Consumption in Brazil was down by 7% and was heavily impacted by the declining Real.

In China/Hong Kong the consumption decline of 20% compared to the second quarter of 2014 was influenced by a lack of large sized salmon from Scotland and the Faroe Islands. The access for Norwegian salmon into China remains constrained. The underlying consumption trends in these markets are still positive. In Japan consumption was negatively affected by inventory build-up of frozen salmon in 2014 which to a large extent has been released to date.

Source: Kontali

Marine Harvest

Geographic market presence

Total salmon revenues in the second quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 72% of the total revenues (69%). As a result of the ban on import of salmon from most European production countries, and no Faroese volume available for harvest, there were only minor sales to Russia in the second quarter of 2015 (3%).

Sales by product

The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the second quarter:

The main product, fresh whole salmon, represented 46% of total sales revenues (50%), while smoked and value added salmon products (fresh and frozen total) accounted for 43% (42%). The change from Fresh whole salmon, towards Fresh elaborated salmon products continues, but an earlier Easter in 2015 makes the second quarter effect less pronounced than in prior periods (mix effect).

Branding and product development efforts

In the second quarter we continued our effort to further develop existing brands. Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth compared to the first quarter of 2015, curtailed by production limitations. Sales of Rebel Fish in the US market continue to grow. Increased demo activity, social media activities and a new packaging are contributing to increased interest and new customer contracts.

The interest in ASC salmon is growing. An uneven supply pattern has made extensive fixed volume contracting challenging so far. With a more even supply going forward, we are expecting to substantially grow our sales of ASC salmon.

Price achievement

Despite limited supply growth, salmon prices continued to be under pressure in the second quarter. Prices in Europe held up relatively well, but were affected by higher supply of fresh salmon and lack of Russian demand. In the US, prices both in Miami and Seattle were at record low levels due to weak demand. Our contract contribution was positive in the second quarter of 2015, compared to a slightly negative contribution for the same period in 2014. Our contract share based on harvested volume was 31% in the quarter. The superior share of our harvested salmon was 91%, which was the same as in the second quarter of 2014.

Price achievement to the four farming units, Norway, Scotland, Canada and Chile.

The combined global price achieved was 6% above the reference price in the quarter compared to 1% above the reference price in the second quarter of 2014, due to better spot price achievement and a more favorable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 45% for Scottish salmon.

The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese salmon, derived NASDAQ (NASDAQ+ NOK 3.81 in the quarter) for Scottish salmon, Urner Barry for Canadian and Chilean Salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was at or above the reference price for salmon of all origins.

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

Operational EBIT per kg

Operational EBIT amounted to NOK 627 million (NOK 835 million) in the second quarter, which was NOK 9.80 per kg (NOK 12.16). The profitability in the four Norwegian regions showed less variation than in prior quarters with only NOK 1.46 separating the best performing region (Region North) from the lowest performing region (Region Mid). Compared to the second quarter of 2014, all regions benefited from a more favorable contract portfolio, and improved contribution from Consumer Products. Significant cost increase and lower spot prices reversed the positive contract and margin effects. There were significant costs related to lice mitigation and mortality recognized in the period.

Price and volume development

The reference price for Salmon of Norwegian origin decreased both compared to the first quarter of 2015 (-7%) and the second quarter of 2014 (-5%) due to supply growth to the main European Markets and the Russian ban on import. The average reference price in the quarter was NOK 37.91 per kg compared to NOK 40.06 per kg in the second quarter of 2014. The volume available for harvest remained high in the period due to increased stocking in 2013 and favorable sea water temperatures until May resulting in accelerated growth. Marine Harvest had a contract share of 33% for salmon of Norwegian origin in the second quarter (35%). The overall price achieved was 3% above the reference price in the quarter (1% below). The superior share was 90% (92%).

Harvested volume in the second quarter was 64 036 tons gutted weight (68 674 tons gutted weight).

Costs and operations

The biological cost of harvested fish increased by 12% compared to the second quarter of 2014. The cost of feed per kg harvested was up by 6% compared to the corresponding quarter last year as a result of increased feed cost and higher feed conversion rates. Feed prices have declined since the peak, but the effect of the decline in the cost of harvested fish is not expected to be material in the near term.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The higher sea temperatures have resulted in a challenging sea lice situation (more treatments and significant treatment losses). The health cost per kg harvested was 36% higher in the second quarter of 2015 than in the corresponding period in 2014, while the estimated exceptional cost related to sea lice mitigation and losses amounted to NOK 127 million (NOK 85 million). In the second quarter, exceptional sea lice mitigation costs were NOK 1.98 per kg harvested (NOK 1.08).

Non-seawater costs increased by 3% compared to the second quarter in 2014, due to increased cost of mortality and lower volume (scale effects). Exceptional mortality losses amounting to NOK 31 million were recognized in the quarter, of which NOK 23 million is included in the cost of lice mitigation and losses above. Losses from exceptional mortality in the second quarter of 2014 were NOK 21 million.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2015. AGD mitigation efforts have resulted in increased cost for the salmon harvested in 2015. The main challenge for the Norwegian farming operations at present is sea lice, and substantial effort is put in to mitigate and solve the challenge.

Salmon of Norwegian origin by region

Region South

•	Operational EBIT was NOK 145 million in the quarter (NOK 184 million), or NOK 9.65 per kg (NOK 11.66).
•	The cost per kg harvested fish was high in the quarter due to high lice mitigation and feed costs combined with high mortality. The feed cost was affected by higher feed prices and higher feed conversion rates.
•	Volume harvested was 14 998 tons gutted weight (15 776 tons).
•	CMS and PD caused exceptional mortality in the net amount of NOK 6 million in the second quarter.
•	Seawater temperatures above normal in April contributed to good growth. In May and June seawater temperatures fell below normal, which resulted in reduced growth rates.
•	One escape incident in the period where 1 000 fish escaped during net change.

Region West

•	Operational EBIT was NOK 165 million in the quarter (NOK 273 million), or NOK 10.20 per kg (NOK 14.13).
•	The cost per kg harvested fish was high due to high lice mitigation and feed costs combined with high mortality. The feed cost was affected by higher feed prices and feed conversion rates. Harvest of small fish further affected the cost of harvested fish negatively in June.
•	Volume harvested was 16 142 tons gutted weight (19 349 tons). The volume reduction contributed to increased non-seawater cost per kg (scale effects).
•	One escape incident reported in April where it is estimated that approximately 35 000 fish escaped.
•	As a result of the escape incident, exceptional mortality in the amount of NOK 2 million was recognized in the quarter. In addition, mortality related to PD and CMS/HSMB in the amount of NOK 8 million was recognized in the period.
•	Three additional sites were ASC certified in the second quarter and several sites have been audited and are likely to be certified during the third quarter.

Region Mid

•	Operational EBIT was NOK 146 million in the quarter (NOK 162 million), or NOK 8.93 per kg (NOK 10.02).
•	The cost per kg harvested fish was high in the quarter due to high lice mitigation costs and increasing feed costs. The feed cost was affected by higher feed prices and higher feed conversion rates.
•	Volume harvested was 16 308 tons gutted weight (16 165 tons).

•	Seawater temperatures above normal in April contributing to good growth. In May and June seawater temperatures fell below normal, which combined with low appetite (due to PD and algae in the sea), and starvation in connection with lice treatment, contributed to reduced growth rates.

Region North

•	The best performing region in the second quarter measured in Operational EBIT and Operational EBIT per kg. Operational EBIT was NOK 172 million (NOK 216 million), or NOK 10.39 per kg (NOK 12.42).
•	The cost per kg harvested fish was high in the quarter due to increasing feed and lice mitigation costs, combined with exceptional mortality.
•	Volume harvested was 16 588 tons gutted weight (17 385 tons).
•	Oxygen drop in the sea due to algae, in combination with handling of fish, contributed to mass mortality in one cage in May. The recognized loss from this incident was NOK 12 million. Losses during lice treatment resulted in further recognition of exceptional mortality in the amount of NOK 3 million in the quarter.
•	Slow growth in sea in the period due to algae presence, starvation losses due to lice treatment, and mortality.

Salmon of Scottish origin

Operational EBIT per kg

Operational EBIT amounted to NOK 67 million in the second quarter (NOK 223 million), which was NOK 5.44 per kg (NOK 12.19). The reduction in margin is a result of reduced prices, lower volume and increased costs partly due to the challenges experienced in the fourth quarter of 2014.

Price and volume development

The reference price in local currency was down by approximately 16% in the quarter compared to the second quarter of 2014 due to increased competition from Norwegian salmon as a result of the strengthening of the GBP towards the NOK. The average exchange rate NOK/GBP for the second quarter of 2015 was 11.88, compared to 10.08 in the same period in 2014 (an increase of 18%). The price premium achievement in the spot market was higher than in the second quarter of 2014, while the contract contribution improved, compared to the same period last year. The contract share was 45% in the quarter, compared to 44% last year. The superior share was 96% (96%). As a result of the above, the overall price achievement compared to the reference price was better than in the second quarter of 2014, but the absolute price achieved was still 6% below the price achieved in the second quarter last year mainly due to the reduction in the reference price in local currency.

The second quarter harvest volume was 12 351 tons gutted weight which is significantly down from the corresponding period in 2014 (18 274 tons). In the second half of 2014, we experienced significant mortality losses in the generation we harvested out in the quarter. This is the main reason for the significant reduction in the harvest volume compared to last year.

Costs and operations

Prior biological challenges and mortality in the harvested generation, contributed to a 13% increase in biological costs of salmon harvested in the quarter compared to the second quarter of 2014. The feed cost has remained relatively stable due to improved feed conversion rates. Other sea water costs were affected by low average harvest weights, and the increase compared to the second quarter of 2014 was 30%. The cost of health and other treatment related costs have also increased compared to last year due to preventive AGD and lice treatment and mitigation costs.

Non-seawater costs have increased compared to the second quarter of 2014, due to mortality and low volume (negative scale effects). We unfortunately experienced one major escape incident in the second quarter, with a total loss of approximately 16 000 fish due to net failure during a storm. Exceptional mortality in the amount of NOK 3 million was recognized in the period due to lice treatments losses and escape (zero in 2014).

Salmon of Canadian origin

Operational EBIT per kg

Operational EBIT amounted to NOK 25 million in the second quarter (NOK 71 million), which was NOK 2.12 per kg (NOK 11.01). The reduction in profitability is due to a significant reduction in the reference price compared to the second quarter of 2014. The cost per kg harvested fish has been reduced from 2014 due to good biological development and increased harvest volume (scale effects).

Price and volume development

The market for fresh whole Canadian salmon remained challenging in the quarter mainly due to a significant increase in the supply of salmon of North American origin. After a dip in supply in 2013 and the first half of 2014, the supply of North American salmon started to increase in the third quarter of 2014. In the second quarter the increase was approximately 42% compared to 2014. In addition, the increased import of Norwegian salmon into the US market has contributed to further price pressure. As a result, the price of North American salmon continued the downward trend and ended the quarter below USD 2.30 per lb gutted weight (Urner Barry 10-12 lb). This is significantly down from the peak level of above USD 4 per lb gutted weight in the beginning of 2014. Compared to the second quarter of 2014, the reference price in market currency (USD) was down by approximately 34%.

The price achievement in the second quarter was equal to the reference price mainly due to favourable contribution from spot sales (1% below). There were no contracts for salmon of Canadian origin in the second quarter of 2015 and 2014. The superior share was 91% in the period (83%).

Harvested volume was 11 583 tons gutted weight in the second quarter (6 459 tons).

Costs and operations

Biological costs for salmon harvested in the quarter decreased by 3% compared to the second quarter of 2014. The feed cost per kg harvested salmon increased by 3% due to increased cost of feed raw materials. The increase in feed cost was mitigated by reductions in other seawater costs. The health cost was reduced compared to 2014 and remains significantly lower per kg harvested than in Norway and Scotland.

Salmon of Canadian origin also benefited from positive scale effects in non-seawater costs as a result of volume increase in the period.

Exceptional mortality in the amount of NOK 3 million was recognized in the second quarter of 2015 due to strong tide and algae blooms (NOK 2 million). A very warm summer has resulted in heavy algae blooms, which has reduced the number of feeding days and thereby salmon growth along the coast of Canada during the second quarter.

Salmon of Chilean origin

Operational EBIT per kg

Operational EBIT amounted to NOK -61 million in the second quarter (NOK 90 million) which was NOK -4.64 per kg (NOK 5.50). The reduction in market prices compared to the second quarter of 2014, increased costs and exceptional mortality were the main drivers behind the loss. Operational EBIT was positively affected by insurance coverage related to the eruption of the Calbuco volcano in April 2015 in the net amount of NOK 42 million.

Price and volume development

The Urner Barry reference price for Chilean salmon was down by 28% compared to the second quarter of 2014 due to weak demand. Increased supply of North American salmon (production ramp up) and Norwegian salmon (favorable exchange rates), also contributed to the negative price development for salmon of Chilean origin. Prices in the Brazilian market were also low, but stable during the second quarter. The price achieved for salmon of Chilean origin was 11% above the reference price in the quarter, with the primary driver being good price achievement in the US and South American spot markets compared to the reference price. The contract share was 17% in the period (24%). The superior share was 90% (83%).

Harvested volume was 13 240 tons gutted weight in the second quarter (16 425 tons).

Costs and operations

Compared to last year, costs in our Chilean operations have increased, driven by increased biological costs and exceptional mortality including losses after the volcano eruption in April.

The biological development in Chile remains a concern both with regards to sea lice and Salmon Rickettsial Septicaemia (SRS). The sea lice load at the end of the quarter was higher than at the corresponding time in 2014.

Compared to the second quarter of 2014, the biological cost has increased by 5%. The cost of feed per kg harvested has been reduced by 14% as a result of improvements in the feed conversion rates. Other seawater costs have increased.

Exceptional mortality and volume reduction compared to 2014 contributed to higher non-seawater cost per kg, but the negative effect was partially reversed by insurance coverage from the Calbuco volcano eruption. We recognized exceptional mortality costs in the amount of NOK 50 million in the second quarter (NOK 0 million), whereof NOK 35 million related to losses after the volcano eruption in April, which affected two freshwater sites.

Other

Restructuring

As a response to the weak prices in Marine Harvest Chile's main markets for Atlantic salmon, in addition to a challenging biology in general, we have decided to reduce the smolt stocking in 2015 from approximately 17 to approximately 11 million smolt. Accordingly, Marine Harvest Chile will also reduce the manning by an estimated 200 full time equivalents.  In relation to the restructuring, a provision in the amount of NOK 84 million (USD 11 million) was recognized in the second quarter.

Termination of Conditional Transaction Agreement with AquaChile

As the parties were unable to reach a joint final agreement, the Conditional Transaction Agreement between Marine Harvest Chile and AquaChile was terminated by mutual consent on June 9, 2015.

Salmon of Irish origin

Operational EBIT amounted to NOK 53 million in the second quarter (NOK 13 million), which was NOK 18.06 per kg (NOK 9.94).

Achieved prices were 3% higher in the second quarter of 2015 than in the corresponding period in 2014. The biological cost has increased compared to 2014 due to increasing feed cost, while volume increase and cost saving initiatives have contributed to significant reduction of non-seawater cost per kg (scale effects). Profit wise the unit also benefited from egg sales in the period. Harvest volume was 2 948 tons gutted weight (1 296 tons) due to delayed harvesting in the first quarter in order to increase the weight of the fish, and good seawater growth.

There was no exceptional mortality reported in the second quarter of 2015 and 2014.

Salmon of Faroese origin

As noted in the fourth quarter 2014 report, due to the limited number of sites in operation, we have extended periods without harvesting on the Faroe Islands. There will as a result be no harvest of salmon of Faroese origin in the first three quarters of 2015.

MH Consumer Products

Please note that the operational EBIT for salmon in MH Consumer Products also is included in the results per country of origin.

MH Consumer Products is the Business Unit comprising former Morpol and VAP Europe. MH Consumer Products has activities in two areas – fresh and chilled (smoked).

Operational EBIT

The operational performance of MH Consumer Products showed slight improvement in the second quarter due to higher efficiency and improved capacity utilization during a low season quarter. Operational EBIT ended at NOK 48 million in the quarter (NOK 20 million). The operational EBIT margin was 2.1% (0.9%).

Price and volume development

MH Consumer Product’s operating revenues were NOK 2 267 million in the second quarter (NOK 2 211 million).

The average price achieved in EUR was 3% higher than in the corresponding period in 2014 due to a more favorable product mix with increased sales of main products and MAP (modified atmosphere packed products). Total volume sold in the second quarter was 25 541 tons product weight (25 866 tons). As Easter was in the second quarter of 2014 compared to the first quarter of 2015, there is a timing effect in volumes and sales between the two years. Salmon sales volume and salmon’s share of total volume sold has been slightly reduced compared to 2014 due to the effect of Easter (smoked salmon sales peak for holidays). The salmon share of total volume was 73% (74%).

Market wise we currently experience strong growth in Southern Europe, and the German market remains strong. In France the market has been stable with slight improvement compared to the marked contraction seen in 2014. However, compared to historic levels, the number of times per year French consumers eat salmon (frequency) has been reduced. We continue our effort to grow sales through the introduction of new products and through cross-selling of existing products.

Costs and operations

Both our Fresh and Chilled operations were profit making in the second quarter, and the profitability has improved compared to the second quarter last year.

In our fresh operations, our efforts to improve the operational efficiency continues and the we see improvement both in efficiency and processing cost per kg, partly driven by the introduction of robots in 2014. The positive effects were partially reversed by continued losses in the UK operations due to low volumes. We continue our efforts to transfer products destined for the UK market to our newly opened UK plant, and have been successful in securing new contracts which start-up in the fourth quarter. We therefore maintain our expectations of improved plant utilization and profitability in the second half of 2015. Operational EBIT for our fresh operations amounted to NOK 14 million in the quarter or NOK 1.46 per kg.

In our chilled/smoked operations, the slow French market continues to affect overall sales, but good market work has contributed to increased sales to other markets. Efficiency/yield improvements combined with improved raw material coverage contributed to significant improvements in profitability compared to the second quarter of 2014. Operational EBIT for our chilled operations amounted to NOK 34 million in the quarter or NOK 2.12 per kg.

Reorganization

In our effort to build a strong and efficient organization, certain overlapping overhead functions have been identified. A reorganization of MH Consumer Products has therefore been approved and communicated, affecting staff in Belgium. Restructuring costs in the amount of NOK 42 million have been recognized in this regard in the second quarter.

MH Feed

Operational EBIT

The second quarter was another good quarter for our feed operations. Operational EBIT ended at NOK 27 million in the quarter as the unit continues to benefit from favorable raw material contracts (NOK – 18 million). Increased volume (positive scale effects), contributed to improved operational efficiency and increased profit margin compared to the first quarter. The operational EBIT margin was 5.3% in the second quarter.

Price and volume development

Operating revenues were NOK 502 million in the second quarter. Total volume sold in the period was 47 608 tons, which constituted 83% of the total feed used in our Norwegian farming operations in the quarter. Volume sold was low mainly due to lower seawater temperatures contributing to lower feeding in our Norwegian farming operations. During the quarter we were able to produce for inventory for delivery during peak season in the third quarter. This will reduce the need for third party supplies during this period. The internal price between feed and farming is set at market terms and benchmarked against third parties. As the biggest buyer of salmon feed globally, Marine Harvest is able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality. We do not sell feed to third party farming operations.

Costs and operations

We continued our production of smolt and broodstock diets during the second quarter. The expansion of the product portfolio is in line with our strategy to increase our self-sufficiency rate for feed in Norway. In the second quarter, we continued to benefit from favorable raw material purchases, while our production efficiency improved as a result of the significant increase in production volume.

Raw material prices continue to fall for some key raw materials, but we have recently seen a slight increase in the fish meal prices from their recent low in May/June. We continue our work to substitute raw materials in order to develop the optimal diets.

PEOPLE – SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety

In the second quarter, the Group recorded 74 LTIs for own employees. The increase from 2014 is 12. The increase is driven by Chile and Consumer Products where there were 14 and 48 LTIs respectively in the quarter compared with 1 and 40 in the same period in 2014. Measured in LTIs per million hours worked (rolling average), the figure decreased slightly compared to the second quarter of 2014 and ended at 12.0 (12.3). Absenteeism decreased from 5.1% in the second quarter of 2014 to 4.7% in 2015.

Restructuring and reorganization

To remain a leading organization, we need to keep our organization lean with short reporting lines and a simple structure. We regret the consequences the announced restructuring and reorganization in MH Chile and MH Consumer Products has for the affected employees, and are trying to reduce the impact for the individuals through amongst other things helping them find new jobs. The reorganization and restructuring are actions taken to safeguard our leading role going forward.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2015 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 12.0. Programs are in place to reduce the number.
Healthy working environment	Absenteeism < 4%	Absenteeism of 4.7% in the quarter.

PRODUCT – TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Growing interest for ASC Salmon

The interest for ASC salmon is growing. An uneven supply pattern has made extensive fixed volume contracting challenging, but with a more even supply going forward, we are expecting to substantially grow our sales of ASC salmon.

During the second quarter our first organic salmon site was ASC certified when Marine Harvest Ireland’s Deenish sea site became the first in Ireland to obtain ASC certification.

Branding efforts continue

Rebel Fish

Sales of Rebel Fish in the US market continue to grow. Increased demo activity, social media activities and new packaging are contributing to increased interest and new customer contracts.

Mowi

Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth compared to the first quarter of 2015, although our sales have been curtailed by production limitations.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q2 2015 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention

Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the second quarter there were three escape incidents in Norway where approximately 36 000 fish escaped, and two escape incidents in Scotland where approximately 16 000 fish were lost. Remediating actions have been taken.

Fish health

Infectious Salmon Anaemia (ISA): ISA has re-emerged in the Chilean industry. In the second quarter of 2015 there were two new ISA confirmed sites, one of them in Marine Harvest. We harvested out one cage with clinical signs at the affected site. We continue to support strict measures to immediately harvest out sites with ISA outbreaks.

Pancreas Disease (PD): There were four sites diagnosed with PD in Norway in the second quarter, the same as in the second quarter in 2014. PD was a cause of reduced survival in region South, Norway and Ireland in the second quarter, but the losses were not significant. There were no new sites diagnosed with PD in Scotland, but one in Ireland in the second quarter of 2015 (one sites also in 2014).

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures and the challenge therefore increased during the second quarter, resulting in treatments carried out in several of our farming entities. Although the presence of the amoeba is increasing no exceptional mortality was recognized in this regard in the period. The Group’s health teams and seawater production departments take immediate action when challenges arise.

Lice management

Marine Harvest actively works to reduce the sea lice load in all farming units. Regions South and Mid Norway, Faroes, Chile and Canada reported higher sea lice levels at the end of the second quarter of 2015 than at the corresponding time in 2014. The lice count in Chile is currently controlled through Salmosan, but it remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels. Extensive stocking of cleanerfish was carried out in Norway and Scotland during 2014. Extensive testing of non-medicinal tools and approaches are ongoing in collaboration between Global R&D and technical department and the operating units in Chile, Norway and Scotland.

SRS a growing concern for salmon farming in Chile

Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the past months we have seen a significant increase in the need for treatment. SRS is treated by licensed antibiotics and is at present by far the number one reason for our use of antibiotics in our operations. In the second quarter treatment was carried out at several sites in Chile (ref point medicine use below) and exceptional mortality was recognized at one site. SRS is currently a major biological concern in Chilean salmon farming.

Medicine use

Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the second quarter, our use of antibiotics was 67 grams per ton biomass produced mainly due to SRS in Chile, compared to 36 grams per ton in the second quarter of 2014.

Additional farms ASC certified

In 2013, we announced our commitment to have 100% of our farms ASC certified. As of the close of the second quarter we had 27 sites certified (24 in Norway, 1 each in Scotland, Ireland and Canada). Several additional sites have been audited and are expected to be certified during the third quarter. Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization. For further information regarding sustainability and biological risk management, reference is made to the 2014 Annual report.

GUIDING PRINCIPLE	AMBITION	Q2 2015 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Five escape incidents and approximately 51 300 fish lost
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 3.18% which is an increase from the second quarter of 2014 (2.25%)

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Exercise of EUR 250 million Accordion Option

To support current operations and organic growth Marine Harvest has extended the bank facility by EUR 250 million through drawing on the remaining EUR 295 million. The amount of the bank facility has therefore been increased from EUR 555 million to EUR 805 million. The terms of the Accordion Option are the same as the original facility. The remaining amount of the Accordion Option is EUR 45 million.

Annual General Meeting

The Annual General Meeting of Marine Harvest ASA was held June 8, 2015. The AGM renewed the Boards authorities to purchase up to 10% of the Company’s own shares, to increase the share capital by up to 10%, and to take up convertible loans with a total principal amount of up to NOK 3.2 billion with a conversion right up to 64 million shares. The AGM further approved the Boards proposal for distribution of dividend up to NOK 5 billion.

Lisbet K. Nærø was elected as new director of the Board, replacing Solveig Strand. The Board wishes to thank Ms. Strand for her contribution to the Board during her 12 years of service at Marine Harvest.

White Paper on Aquaculture in Norway

The White paper on aquaculture passed in the Norwegian Parliament in June. The Parliament shares the Ministry’s and Marine Harvest’s concern about sea lice, and has announced that sea lice control will be a prerequisite for future industry growth.

Development Licenses in Norway

The Norwegian Government has proposed a new system for development licenses to stimulate new technology. According to the proposal, the licenses will be valid for 15 years, and can be converted into ordinary licenses over time. The proposal is out for public consultation until August 20. Marine Harvest supports the proposal and will have projects ready to apply for such licenses.

5% growth of existing licenses in Norway

In June 2015, the Norwegian Government announced a five percent growth opportunity for all existing licenses contingent on strict biological conditions being satisfied. The cost for growth is NOK 1 million per license. The conditions for growth include reducing the sea lice limit for the whole license from 0.5 adult females to 0.2 adult females per fish, with only two medicinal treatments allowed per cycle. As sea lice remain the main concern in Norway, Marine Harvest considers this is a step in the right direction. Marine Harvest is currently evaluating the growth opportunities. The deadline for applying for the growth is September 1.

Norwegian Seafood Council

The Ministry of Trade and Industry has reduced the export tax going to the Norwegian Seafood Council from 0.75% to 0.6% of the Norwegian export value. For Marine Harvest, this is not satisfactory, but we consider it a first step and will continue to work for reduced export tax.

2015 Marine Harvest Industry Handbook launched

In the second quarter we launched the 2015 version of the Industry Handbook. Please refer to www.marineharvest.com for details.

Dust explosion at Feed plant

The feed plant in Norway experienced a dust explosion in July. No employee accidents were recorded and the operational and financial effects were limited. Operational procedures have been rectified and feed production resumed quickly.

Conditional Transaction Agreement with AquaChile S.A. terminated

On January 18, Marine Harvest ASA entered into a Conditional Transaction Agreement with Empresas AquaChile S.A. to merge Marine Harvest Chile with AquaChile. The merger was subject to a number of conditions including, among other things, execution of definitive transaction documentations, due diligence and approvals from the relevant competition authorities. The parties were unfortunately not able to reach a joint final agreement and the Conditional Transaction Agreement was terminated by mutual consent on June 9, 2015.

Dividend of NOK 1.30 per share

Supported by the operating results, cash flow, a strong forward market and a solid financial position, the Board has decided to pay out a quarterly dividend of NOK 1.30 per share to the shareholders in the form of a repayment of paid in capital.

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The quarterly operational performance was characterized by a relatively good underlying market response in the main market Europe on one side, and challenging market conditions in particular in the Americas on the other side. The termination of the merger process with AquaChile, in combination with weak salmon prices in the Americas and a challenging biology in Chile in general, has led to the initiation of a restructuring of Marine Harvest Chile. In spite of the negative effects from such developments, the Board is pleased with the earnings contributions from the comprehensive contract portfolio at good prices. Such contributions will be even more significant in the years to come upon the long contract award with one of the leading UK retailers in which Marine Harvest will supply value added fresh and smoked salmon products.

Farming costs continue to rise driven by higher feed - and other biological costs. As approximately 70% of the raw material costs of salmon feed are quoted in USD, the strengthening of the USD is adversely affecting the cost base expressed in NOK terms. Many initiatives have already been introduced to reduce costs. This work is long term oriented and improvements are linked to biology, efficiency of farming sites and good husbandry in general. The organization remains very focused on identifying and implementing additional cost reduction measures. Marine Harvest has demonstrated an ability to keep biological costs at several sites contained in the quarter and sharing of such best practices across the organization’s global farming footprint remains a key priority.

Progress in Marine Harvest Consumer Products continues and some positive developments were seen both from the Fresh and Chilled operations. The long term profitability target is still in place, and directionally the Business Unit is on the right path. In order to allocate central resources closer to operations and to improve profitability, a restructuring provision was taken in the quarter. Utilization at the new Rosyth plant in Scotland will gradually increase and the Board is excited about the aforementioned contract award and the long term relationship the organization has entered into. Category development in close cooperation with core and long term oriented clients is in line with Marine Harvest’s strategy and will stimulate consumer demand going forward.

The feed operations continue to show positive development. From an R&D perspective the organization is continuously gaining new insights into feed composition and formulations. High quality feed and lower feed conversion ratio will be a benefit for Marine Harvest’s farming operations going forward.

In order to support current operations and organic growth, Marine Harvest has extended the bank facility by EUR 250 million through drawing on the remaining EUR 295 million. The amount of the bank facility has therefore been increased from EUR 555 million to EUR 805 million. The Board is pleased by the financial flexibility of the bank facility and the low funding cost.

Further to the responsible approach adopted by the Norwegian government in its White Paper of growth being contingent on biological criteria, the Parliament has requested more information before such a system is implemented. This process is expected to be finalized in 2016. Marine Harvest views the framework for growth outlined in the White Paper as positive for the industry. In June 2015, the Norwegian Government announced a five percent growth opportunity contingent on strict biological conditions being satisfied for all existing licenses at a cost of NOK 1 million. Marine Harvest is currently evaluating such opportunities.

Marine Harvest’s branding efforts takes time, but the Board is confident that the potential for branded consumer goods is significant. The Mowi brand in Japan celebrated its first year anniversary and support from clients and their enthusiasm has been very good.

The Board is pleased by the good underlying demand in the European and Asian markets, whilst developments in the American markets remain a concern. Marine Harvest’s market organization will put effort into developing current and new markets for Chilean salmon through, among other things, introducing more value added concepts and new products in the American markets. Marine Harvest is currently working with major retailers to develop and strengthen this work. With an expected limited supply growth in the periods to come, the Board expects the market balance to remain tight. The 12 month forward Nasdaq price is currently about NOK 42 per kg.

A quarterly dividend of NOK 1.30 per share will be issued under the authorization granted by the AGM. The dividend will be distributed in the form of repayment of paid in capital.

SUMMARY YEAR TO DATE

•	Lower operational EBIT due to weaker prices, higher biological costs and lower volumes.
•	Positive underlying demand in Europe, challenging market conditions in the Americas.
•	Positive contribution from sales contracts.
•	Production cost increased in Europe as a result of challenging biology and higher feed cost.
•	Canada has maintained its good cost performance, whereas Chile has experienced challenging biology.
•	The merger process between Marine Harvest Chile and AquaChile terminated and a restructuring of Marine Harvest Chile has been initiated
•	Slight improvement for Consumer Products due to better efficiency and improved factory utilization.
•	Good operational performance and results in Feed.
•	Harvest volume somewhat below guidance. Estimated volumes for the second half have been reduced, due to biological issues and low sea water temperatures.
•	Net cash flow per share of NOK 0.91 and underlying earnings per share of NOK 2.35.
•	Return on capital employed (ROCE) 12%.
•	Net interest-bearing debt (NIBD) of NOK 7 685 million.
•	The EUR 350 million convertible bonds were converted to share capital / redeemed.
•	Dividend of NOK 2.50 has been paid out in 2015, as a repayment of paid in capital. A second quarter dividend of NOK 1.30 per share will be paid out to the shareholders as a repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2014 Annual report published at OSE and the Annual report on Form 20-F filed with the SEC.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

CONFIRMATION FROM BOARD OF DIRECTORS AND CEO

We confirm, to the best of our knowledge, that the interim financial report for the first half of 2015 has been prepared in accordance with IFRS as issued by IASB and as adopted by EU, and gives a true and fair view of the Group’s consolidated assets, liabilities, financial position and result for the period. Furthermore, we confirm that the interim management report includes a fair view of the information required under the Norwegian Securities Trading Act § 5 - 6, fourth paragraph.

Oslo August 11, 2015

The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Leif Frode Onarheim	Cecilie Fredriksen
- Chairman of the Board	- Deputy Chairman of the Board

Lisbet K. Nærø	Ørjan Svanevik	Heléne Vibbleus

Lars Eirik Hestnes	Stein Mathiesen	Kjellaug Samland	Alf-Helge Aarskog
- CEO

Q2|2015

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels for the first quarter 2015, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

Q2|2015

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q2. 15	Q2. 14	Q1. 15	YTD Q2. 15	YTD Q2. 14	2014
				Restated
Revenue	4	6 579.3	6 565.1	6 417.8	12 997.1	12 435.9	25 531.3
Cost of materials		-3 683.1	-3 544.3	-3 520.3	-7 203.4	-6 558.7	-13 677.4
Fair value uplift on harvested fish	5	-959.4	-1 608.8	-1 115.8	-2 075.2	-2 976.2	-5 518.5
Fair value adjustment on biological assets	5	284.7	722.2	477.6	762.3	1 881.6	5 007.7
Salaries and personnel expenses		-851.4	-751.4	-915.3	-1 766.7	-1 520.4	-3 320.9
Other operating expenses		-1 004.2	-825.7	-889.7	-1 893.9	-1 594.6	-3 350.0
Depreciation and amortization		-304.8	-224.8	-299.4	-604.3	-450.3	-966.8
Onerous contracts provision		7.5	60.4	83.9	91.4	147.0	23.7
Restructuring cost		-126.5	-44.7	0.8	-125.7	-44.4	-52.9
Other non-operational items		21.7	-168.2	0.0	21.7	-168.2	-168.2
Income from associated companies		6.2	29.1	12.3	18.6	42.8	149.5
Impairment losses		-27.6	0.8	0.6	-27.1	1.1	-24.1
Earnings before financial items (EBIT)		-57.8	209.7	252.5	194.8	1 195.6	3 633.4
Interest expenses	7	-78.5	-132.3	-144.3	-222.8	-263.0	-544.6
Net currency effects	7	-176.8	-108.1	432.9	256.1	-92.1	-388.4
Other financial items	7	342.6	-355.9	-81.0	261.6	-218.9	-1 213.7
Earnings before tax		29.5	-386.7	460.2	489.7	621.6	1 486.7
Income taxes		5.9	48.1	-112.9	-106.9	-223.4	-752.0
Earnings for the period, continued operations		35.4	-338.6	347.3	382.8	398.2	734.8
Profit from discontinued operations, net of tax		-0.7	196.1	-1.3	-1.9	225.0	204.8
Profit or loss for the period		34.8	-142.5	346.0	380.8	623.2	939.5
Other comprehensive income
Change in fair value of cash flow hedges		-7.5	-19.7	-13.9	-21.4	-110.5	-46.6
Income tax effect fair value of cash flow hedges		2.0	5.3	3.8	5.8	29.3	12.1
Currency translation differences		50.5	279.9	138.4	188.9	119.7	842.5
Currency translation differences non-controlling interests		-0.1	1.6	0.1	0.0	1.9	-3.9
Items to be reclassified to P&L in subsequent periods:		44.9	267.1	128.4	173.3	40.4	804.1
Actuarial gains (losses) on defined benefit plans, net of tax		-8.8	0.0	0.0	-8.8	0.0	23.6
Other gains and losses in comprehensive income		1.4	0.0	-3.9	-2.5	0.0	0.0
Items not to be reclassified to profit and loss:		-7.4	0.0	-3.9	-11.3	0.0	23.6
Other comprehensive income, net of tax		37.5	267.1	124.5	162.0	40.4	827.7
Total comprehensive income in the period		72.3	124.6	470.5	542.8	663.6	1 767.2

Profit or loss for the period attributable to
Non-controlling interests		-0.2	1.0	0.9	0.6	-2.4	3.9
Owners of Marine Harvest ASA		35.0	-143.5	345.1	380.2	625.6	935.6
Comprehensive income for the period attributable to
Non-controlling interests		-0.3	2.6	1.0	0.6	-0.5	0.0
Owners of Marine Harvest ASA		72.6	122.0	469.5	542.2	664.1	1 767.2

Basic and diluted earnings per share (NOK)	8	0.08	-0.35	0.84	0.88	1.52	2.28
Dividend declared and paid per share (NOK)		1.30	5.00	1.20	2.50	6.20	8.30

Q2|2015

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	6/30/2015	3/31/2015	12/31/2014	6/30/2014
			Restated
ASSETS
Licenses		6 656.7	6 698.5	6 514.9	6 099.0
Goodwill		2 402.6	2 396.5	2 416.9	2 375.2
Deferred tax assets		224.6	154.8	147.3	235.7
Other intangible assets		164.1	166.0	166.5	157.7
Property, plant and equipment		8 624.9	8 543.8	8 257.2	6 988.7
Investments in associated companies		919.5	992.3	978.2	817.1
Other shares and other non-current assets		20.3	297.7	180.6	146.8
Total non-current assets		19 012.6	19 249.6	18 661.6	16 820.2
Inventory		2 470.5	2 371.1	2 400.8	1 921.5
Biological assets	5	8 786.8	9 617.9	10 014.0	8 132.4
Current receivables		4 175.6	4 064.5	4 470.7	3 518.3
Cash		552.3	578.6	1 408.2	1 216.5
Total current assets		15 985.2	16 632.0	18 293.7	14 788.7
Asset held for sale		8.1	8.0	19.0	42.6
Total assets		35 005.9	35 889.6	36 974.3	31 651.5

EQUITY AND LIABILITIES
Equity		17 822.8	18 328.3	14 702.2	14 451.0
Non-controlling interests		8.3	17.0	16.0	26.3
Total equity		17 831.1	18 345.3	14 718.2	14 477.3
Deferred tax liabilities		3 212.2	3 405.3	3 568.9	3 009.9
Non-current interest-bearing debt		8 130.5	8 094.5	10 669.1	8 187.7
Other non-current liabilities		962.5	1 064.3	2 334.4	1 479.0
Total non-current liabilities		12 305.2	12 564.1	16 572.5	12 676.5
Current interest-bearing debt		106.7	2.1	7.0	19.0
Other current liabilities		4 762.9	4 978.0	5 676.6	4 478.7
Total current liabilities		4 869.6	4 980.2	5 683.7	4 497.7
Total equity and liabilities		35 005.9	35 889.6	36 974.3	31 651.5

Q2|2015

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2015	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total	Non- controlling interests	Total equity
Equity 01.01.2015	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.2	16.0	14 718.2
Comprehensive income
Profit						380.2	380.2	0.6	380.8
Other comprehensive income			-15.6		73.8	103.8	162.0	-	162.0
Transactions with owners
Share based payment				13.3			13.3		13.3
Sale of non-controlling interests								-8.4	-8.4
Bond conversion	297.8	3 344.8					3 642.6		3 642.6
Repayment of paid in capital		-1 077.5					-1 077.5		-1 077.5
Total equity end of period	3 375.6	11 535.2	8.2	44.0	734.6	2 125.1	17 822.8	8.3	17 831.1

2014	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total	Non- controlling interests	Total equity
Equity 01.01.2014	3 077.8	9 719.3	58.3	8.4	-150.7	3 605.4	16 318.5	27.8	16 346.3
Comprehensive income
Profit						935.6	935.6	3.9	939.5
Other comprehensive income			-34.5		811.5	54.6	831.6	-3.9	827.7
Transactions with owners
Share based payment				22.3			22.3		22.3
Sale of non-controlling interests								-11.5	-11.5
Dividends						-2 954.4	-2 954.4	-0.2	-2 954.6
Repayment of paid in capital		-451.4					-451.4		-451.4
Total Equity 12/31/2014	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.2	16.0	14 718.2

Q2|2015

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q2. 15	Q2. 14	Q1. 15	YTD Q2. 15	YTD Q2. 14	2014
			Restated
Earnings before taxes (EBT)	29.5	-386.7	460.2	489.7	621.6	1 486.7
Interest expense	78.5	132.3	144.3	222.8	263.0	544.6
Currency effects	176.8	108.1	-432.9	-256.1	92.1	388.4
Other financial items	-342.6	355.9	81.0	-261.6	218.9	1 213.7
Net fair value adjustment and onerous contracts	667.2	826.1	554.3	1 221.5	947.6	487.0
Income/loss from associated companies	-6.2	-29.1	-12.3	-18.6	-42.8	-149.5
Depreciation and impairment losses	332.5	224.1	298.9	631.4	449.2	990.9
Change in working capital	117.7	62.9	-397.5	-279.8	60.7	-720.6
Taxes paid	-345.1	-57.7	-132.2	-477.3	-153.4	-295.2
Restructuring and other non-operational items	24.2	94.4	-25.8	-1.6	88.6	18.1
Other adjustments	-3.2	-6.0	-1.3	-4.5	-10.6	-19.9
Cash flow from operations	729.3	1 324.3	536.7	1 265.9	2 534.9	3 944.2

Proceeds from sale of fixed assets	14.2	6.5	15.9	30.1	33.7	49.0
Payments made for purchase of fixed assets	-435.3	-340.5	-524.9	-960.2	-742.9	-1 760.7
Proceeds from associates and other investments	363.4	64.3	9.2	372.6	74.4	61.9
Proceeds from disposal of held for sale assets	0.0	1 172.8	0.0	0.0	1 172.8	1 181.7
Purchase of shares and other investments	-1.1	-1.3	-0.7	-1.8	-9.5	-777.8
Cash flow from investments	-58.8	901.8	-500.5	-559.3	528.5	-1 245.9

Proceeds from convertible bond	0.0	3 091.5	-318.9	-318.9	3 091.5	3 091.5
Proceeds from new interest-bearing debt	99.6	0.0	156.0	255.6	434.1	5 589.0
Down payment of interest-bearing debt	-1.1	-2 907.5	-7.5	-8.6	-3 264.2	-6 557.8
Net interest and financial items paid	-59.6	-111.8	-121.8	-181.4	-197.6	-411.8
Realized currency effects	-80.2	-64.2	-50.4	-130.6	-94.8	-312.7
Dividend paid to owners of Marine Harvest ASA	0.0	-1 952.9	0.0	0.0	-2 463.3	-2 972.7
Dividend paid to non-controlling interests	0.0	0.0	0.0	0.0	0.0	-0.2
Repayment of paid in capital	-585.1	0.0	-492.4	-1 077.5	0.0	-451.1
Cash flow from financing	-626.4	-1 944.9	-835.0	-1 461.4	-2 494.3	-2 025.8

Change in cash in the period	44.1	281.2	-798.8	-754.8	569.1	672.5
Cash - opening balance 1)	424.8	720.3	1 195.2	1 195.2	439.1	439.1
Currency effects on cash - opening balance	-10.5	28.3	28.4	18.0	21.6	83.5
Cash - closing balance 1)	458.4	1 029.8	424.8	458.4	1 029.8	1 195.1

1) Excluded restricted cash

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

This interim report has not been subject to any external audit or review.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

In the first quarter of 2015 our activities in Chile and the USA were reported as discontinued operations. The Conditional Transaction agreement with AquaChile S.A. was terminated in June, and the Business Units are again reported as continuing operations. The figures from the first quarter are restated, including reversal of eliminated depreciation of NOK 54 million (NOK 41 million net of taxes) on assets held for sale.

Q2|2015

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2014 (as published on the OSE on April 28 2015 and as filed publicly with the SEC on April 28 2015). No new standards have been applied in 2015.

Significant fair value measurements in accordance with IFRS 13:

Biological assets

Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Derivative financial instruments and other shares

Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond

The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilization and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.

All risk factors are described in the 2014 Annual Report.

Q2|2015

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for Business Area Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
NOK million			MH Markets	MH Consumer Products
Q2. 15
External revenue	0.8	281.4	4 083.3	2 201.4	14.3	0.0	6 581.1
Internal revenue	501.1	3 949.0	752.5	65.5	55.7	-5 323.8	0.0
Operational revenue	501.9	4 230.4	4 835.8	2 266.8	70.0	-5 323.8	6 581.1
Change in unrealized sales salmon derivatives	0.0	-6.3	0.0	0.0	-1.8	6.3	-1.8
Revenue in profit and loss	501.9	4 224.1	4 835.8	2 266.8	68.2	-5 317.6	6 579.3
Operational EBITDA	45.9	771.9	135.8	97.9	-27.8	0.0	1 023.8
Operational EBIT	26.7	551.3	128.7	47.9	-35.6	0.0	719.0
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	7.2	7.2
Change in unrealized salmon derivatives	0.0	-6.3	0.0	6.3	9.6	0.0	9.6
Fair value adjustment on biological assets	-13.7	298.0	0.0	0.0	0.4	0.0	284.7
Fair value uplift on harvested fish	0.0	-958.8	0.0	0.0	-0.6	0.0	-959.4
Onerous contracts provision	0.0	7.5	0.0	0.0	0.0	0.0	7.5
Restructuring cost	0.0	-84.4	0.0	-42.2	0.0	0.0	-126.5
Non-operational legal issues	0.0	21.7	0.0	0.0	0.0	0.0	21.7
Income/loss from associated companies	0.0	-0.7	0.0	-1.3	8.2	0.0	6.2
Impairment losses	0.0	-28.1	0.0	0.5	0.0	0.0	-27.6
EBIT	13.1	-199.8	128.7	11.1	-18.1	7.2	-57.8

Q2. 14
External revenue	4.7	157.5	4 258.3	2 123.8	19.1	0.0	6 563.3
Internal revenue	20.0	4 284.4	801.8	87.7	33.8	-5 227.7	0.0
Operational revenue	24.7	4 441.9	5 060.1	2 211.4	52.9	-5 227.7	6 563.3
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	1.7	0.0	1.7
Revenue in profit and loss	24.7	4 441.9	5 060.1	2 211.4	54.6	-5 227.7	6 565.1
Operational EBITDA	-17.6	1 289.7	140.6	62.8	-30.4	0.0	1 445.0
Operational EBIT	-17.6	1 117.6	134.6	19.9	-34.3	0.0	1 220.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.7	-2.1	0.0	-1.4
Fair value adjustment on biological assets	0.0	719.6	0.0	0.0	2.7	0.0	722.2
Fair value uplift on harvested fish	0.0	-1 608.8	0.0	0.0	0.0	0.0	-1 608.8
Onerous contracts provision	0.0	60.4	0.0	0.0	0.0	0.0	60.4
Restructuring cost	0.0	0.0	-5.2	-39.5	0.0	0.0	-44.7
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2	0.0	-168.2
Income/loss from associated companies	0.0	29.1	0.0	0.0	0.0	0.0	29.1
Impairment losses	0.0	0.0	0.0	0.8	0.0	0.0	0.8
EBIT	-17.6	317.9	129.5	-18.1	-201.9	0.0	209.7

Q2|2015

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
NOK million			MH Markets	MH Consumer Products
YTD Q2. 15
External revenue	1.7	375.0	8 117.2	4 466.5	28.1	0.0	12 988.5
Internal revenue	892.6	7 805.2	1 451.8	160.9	143.4	-10 453.9	0.0
Operational revenue	894.2	8 180.2	9 569.0	4 627.4	171.5	-10 453.9	12 988.5
Change in unrealized sales salmon derivatives	0.0	14.0	0.0	0.0	8.7	-14.0	8.7
Revenue in profit and loss	894.2	8 194.2	9 569.0	4 627.4	180.1	-10 467.9	12 997.1
Operational EBITDA	83.8	1 642.6	302.5	146.8	-21.7	0.0	2 153.9
Operational EBIT	45.4	1 206.3	288.6	46.0	-36.7	0.0	1 549.6
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	17.9	17.9
Change in unrealized salmon derivatives	0.0	14.0	0.0	-14.0	-38.7	0.0	-38.7
Fair value adjustment on biological assets	-13.7	778.1	0.0	0.0	-2.2	0.0	762.3
Fair value uplift on harvested fish	0.0	-2 074.7	0.0	0.0	-0.6	0.0	-2 075.2
Onerous contracts provision	0.0	91.4	0.0	0.0	0.0	0.0	91.4
Restructuring cost	0.0	-83.5	0.0	-42.2	0.0	0.0	-125.7
Non-operational legal issues	0.0	21.7	0.0	0.0	0.0	0.0	21.7
Income/loss from associated companies	0.0	11.7	0.0	-1.3	8.2	0.0	18.6
Impairment losses	0.0	-28.4	0.0	1.3	0.0	0.0	-27.1
EBIT	31.8	-63.4	288.6	-10.2	-69.9	17.9	194.8

YTD Q2. 14
External revenue	4.3	261.4	7 975.5	4 155.2	34.8	0.0	12 431.3
Internal revenue	20.1	7 941.3	1 464.8	161.4	102.2	-9 689.7	0.0
Operational revenue	24.5	8 202.7	9 440.3	4 316.5	137.0	-9 689.7	12 431.3
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	4.6	0.0	4.6
Revenue in profit and loss	24.5	8 202.7	9 440.3	4 316.5	141.6	-9 689.7	12 435.9
Operational EBITDA	-33.5	2 552.2	231.0	43.4	-32.3	0.0	2 760.8
Operational EBIT	-33.5	2 207.1	219.6	-43.3	-39.4	0.0	2 310.5
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.6	0.8	0.0	1.5
Fair value adjustment on biological assets	0.0	1 875.2	0.0	0.0	6.4	0.0	1 881.6
Fair value uplift on harvested fish	0.0	-2 976.2	0.0	0.0	0.0	0.0	-2 976.2
Onerous contracts provision	0.0	147.0	0.0	0.0	0.0	0.0	147.0
Restructuring cost	0.0	0.0	-5.2	-39.3	0.0	0.0	-44.4
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2	0.0	-168.2
Income/loss from associated companies	0.0	42.8	0.0	0.0	0.0	0.0	42.8
Impairment losses	0.0	0.0	0.0	1.1	0.0	0.0	1.1
EBIT	-33.5	1 296.0	214.4	-80.8	-200.4	0.0	1 195.6

2014
External revenue	4.4	659.9	15 878.6	8 887.8	65.0	0.0	25 495.8
Internal revenue	1 210.7	15 588.7	2 978.9	347.2	229.4	-20 354.9	0.0
Operational revenue	1 215.1	16 248.6	18 857.5	9 235.1	294.4	-20 354.9	25 495.8
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	35.5	0.0	35.5
Revenue in profit and loss	1 215.1	16 248.6	18 857.5	9 235.1	329.9	-20 354.9	25 531.3
Operational EBITDA	84.2	4 358.9	542.2	299.7	-64.3	0.0	5 220.8
Operational EBIT	47.1	3 651.2	518.4	118.7	-81.4	0.0	4 254.0
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-92.2	-92.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	54.4	0.0	54.4
Fair value adjustment on biological assets	0.0	5 004.5	0.0	0.0	3.2	0.0	5 007.7
Fair value uplift on harvested fish	0.0	-5 518.5	0.0	0.0	0.0	0.0	-5 518.5
Onerous contracts provision	0.0	23.7	0.0	0.0	0.0	0.0	23.7
Restructuring cost	0.0	-1.9	-8.5	-42.5	0.0	0.0	-52.9
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2	0.0	-168.2
Income/loss from associated companies	0.0	149.5	0.0	0.0	0.0	0.0	149.5
Impairment losses	0.0	-7.1	-1.4	-15.6	0.0	0.0	-24.1
EBIT	47.1	3 301.5	508.5	60.6	-192.0	-92.2	3 633.4

Q2|2015

Note 5 BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on harvested fish in the statement of comprehensive income
Q2. 15	-729.3	-106.2	-50.7	-20.0	-53.2	-959.4
Q2. 14	-1 006.7	-291.0	-117.3	-123.9	-69.8	-1 608.7
YTD Q2. 15	-1 686.3	-154.1	-119.9	-55.0	-59.9	-2 075.2
YTD Q2. 14	-1 922.2	-417.2	-248.5	-271.3	-117.0	-2 976.2
2014	-3 670.4	-719.2	-376.6	-482.0	-270.2	-5 518.5
Fair value adjustment on biological assets in the statement of comprehensive income
Q2. 15	299.5	17.6	18.9	-106.5	55.2	284.7
Q2. 14	470.2	69.1	-23.3	113.4	95.6	725.0
YTD Q2. 15	430.9	122.1	102.8	-36.7	143.1	762.3
YTD Q2. 14	1 084.2	178.0	174.3	316.1	129.1	1 881.8
2014	3 869.0	465.4	235.0	257.8	180.5	5 007.7
Volumes of biomass in sea (1 000 tonnes)
30.06.15						247.1
31.03.15						267.2
31.12.14						284.2
30.06.14						241.8

Fair value adjustment on biological assets in the statement of financial position
30.06.15
Fair value adjustment on biological assets	806.4	148.8	68.0	-215.7	140.1	947.6
Biomass at cost*						7 839.2
Total biological assets						8 786.8
31.03.15
Fair value adjustment on biological assets	1 236.3	234.6	100.8	-90.3	135.6	1 617.0
Biomass at cost*						8 000.9
Total biological assets						9 617.9
31.12.14
Fair value adjustment on biological assets	2 061.7	169.9	86.1	-115.7	56.4	2 258.4
Biomass at cost*						7 755.6
Total biological assets						10 014.0

Reconciliation of changes in carrying amount of biological assets
Carrying amount 01.04.15						9 617.9
Cost to stock						2 794.9
Change in fair value						284.7
Fair value adjustment on harvested biomass						-959.4
Mortality for fish in sea						-121.1
Cost of harvested fish						-2 784.4
Restructuring/culling						-47.3
Assets held for sale and discontinued operations						6.0
Currency translation differences						-4.6
Total carrying amount of biological assets as of 6/15/2030						8 786.8

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	75.3	17.8	19.4	35.9	8.6	157.0

* Includes costs related to seawater, freshwater and broodstock

Q2|2015

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1. 15	Q2. 15	YTD Q2. 15
Sea lice mitigation MH Norway	99.4	104.0	203.4
Exceptional mortality MH Norway	13.5	30.7	44.2
Exceptional mortality MH Scotland	4.3	3.3	7.6
Exceptional mortality MH Canada	-	3.2	3.2
Exceptional mortality MH Chile excluding losses due to the volcano eruption	50.8	15.2	66.0
Net insurance coverage MH Chile included in operational EBIT due to the volcano eruption	-	-41.6	-41.6
Exceptional items in operational EBIT	168.0	114.8	282.8

Restructuring costs in the amount of NOK 126.5 million were recognized in the second quarter, whereof NOK 84.4 million in MH Chile and NOK 42.2 in MH Consumer Products. Restructuring costs are not included in operational EBIT and are therefore not specified in the table above.

Note 7 FINANCIAL ITEMS

NOK million	Notes	Q2. 15	Q2. 14	YTD Q2. 15	YTD Q2. 14	2014
Net interest expenses		-78.5	-132.3	-222.8	-263.0	-544.6
Currency effect on interest-bearing debt		-127.2	-50.0	307.6	-2.1	-252.3
Currency effect on bank, trade receivables and trade payables		-87.4	19.6	-161.6	-1.7	135.3
Gain/loss on short-term transaction hedges		46.0	-71.8	128.0	-72.1	-233.1
Realized gain/loss on long-term transaction hedges		-8.3	-5.9	-17.9	-16.2	-38.3
Net currency effects		-176.8	-108.1	256.1	-92.1	-388.4
Interest income		2.3	7.7	4.3	16.2	30.3
Gain/loss on salmon derivatives non-operational		0.2	3.3	1.5	3.5	2.3
Change in fair value financial instruments		238.0	40.8	56.7	83.2	-108.9
Change in fair value conversion liability component of convertible bonds	9	97.5	-428.8	91.6	-318.3	-1 171.3
Change in fair value other shares		-14.2	21.2	103.6	1.0	33.8
Dividends and gain/loss on sale of other shares		18.3	-1.1	18.3	-0.8	9.1
Net other financial items		0.4	0.9	-14.5	-3.8	-8.8
Other financial items		342.6	-355.9	261.6	-218.9	-1 213.7
Total financial items		87.3	-596.3	294.9	-574.0	-2 146.7

Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes. The conversion liability component on the convertible bond was not "in the money" at the end of the reporting period.

Average diluted number of shares is affected by the share price bonus call options to senior executives.

The effect on EPS is dilutive, and diluted EPS is calculated, but the effect is insignificant.

Q2|2015

Note 9 CONVERTIBLE BONDS

NOK million
	Statement of financial position			Statement of comprehensive income
	Non-current	Conversion liability components				Other
	interest- bearing debt	2013-bond	2014-bond	Interest expenses	Net currency effects	financial items
Initial recognition
EUR 350 mill 2013-bond	2 267.1	378.0
EUR 375 mill 2014-bond	2 554.2		486.3
Subsequent measurement
Recognized 2013 and 2014
Interest and currency effects	833.4			-328.4	-637.7
Change in fair value of conversion liability component		822.2	532.0			-1 354.2
Net recognized 2013 and 2014				-328.4	-637.7	-1 354.2
Recognized 2015
Q1. 15
Coupon interest				-22.8
Amortized interest	43.8			-43.8
Currency effects	-214.4				214.4
Change in fair value of conversion liability components		79.8	-73.9			-5.9
Converted to shares	-2 688.2	-1 273.7
Q2. 15
Coupon interest				-6.9
Amortized interest	26.0			-26.0
Currency effects	33.5				-33.5
Change in fair value of conversion liability components		-0.8	-96.7			97.5
Redeemed bond	-15.9	-5.5
Net recognized end of period	2 839.5	0.0	847.7	-99.5	180.9	91.6

The EUR 350 million convertible bonds, due in 2018, were converted to shares/redeemed during 2015.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

	No of shares	NOK million	Share capital	Other paid in capital
Share Capital
Issued at the beginning of 2015	410 377 759		3 077.8	9 267.9
New shares issued	39 707 893		297.8	3 344.8
Repayment of paid in capital				-1 077.5
Issued at the end of period	450 085 652		3 375.6	11 535.2

Treasury Shares				Cost
Treasury shares at the beginning of 2015	40 970			2.8
Treasury shares end of period	40 970			2.8

Q2|2015

Note 11 SHAREHOLDERS

Major shareholders as of 6/30/2015:

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	107 037 531	23.78%
Folketrygdfondet	41 370 699	9.19%
Clearstream Banking S.A.	21 095 508	4.69%
Citibank N.A.	12 608 995	2.80%
State Street Bank & Trust CO.	10 417 168	2.31%
State Street Bank and Trust CO.	6 828 933	1.52%
State Street Bank and Trust CO.	6 670 476	1.48%
Euroclear Bank S.A./N.V. (.'BA')	5 795 586	1.29%
Geveran Trading Co Ltd	5 444 072	1.21%
Odin Norden	4 217 730	0.94%
DNB NOR Markets, Aksjehand/ analyse	4 134 480	0.92%
Jupiter European Fund	4 103 000	0.91%
J.P. Morgan Luxembourg S.A.	3 945 300	0.88%
Verdipapirfondet DNB Norge (IV)	3 944 914	0.88%
J.P. Morgan Chase Bank, NA	3 749 716	0.83%
Credit Suisse SEC (Europe) LTD	3 652 102	0.81%
J.P. Morgan Chase Bank, NA, London	3 618 847	0.80%
Odin Norge	3 546 250	0.79%
State Street Bank and Trust CO.	3 277 846	0.73%
Skandinaviska Enskilda Banken AB	3 081 197	0.68%
Total 20 largest shareholders	258 540 350	57.44%
Total other	191 545 302	42.56%
Total number of shares 6/30/2015	450 085 652	100%

Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has TRS agreements relating to 3 million shares in Marine Harvest ASA. The expiration of the TRS agreements is September 7, 2015. The exercise price on the agreements is NOK 94.4544 per share.

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)